INTEGRATED SURGICAL SYSTEMS, INC.

401 Wilshire Blvd., Suite 1020

Santa Monica, California 90401

Tel: (310) 526-5000

February 13, 2013

Via Edgar

Ms. Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Integrated Surgical Systems, Inc.

Form 10-K for the fiscal year ended December 31, 2011

Filed March 28, 2012

File No. 001-12471

Dear Ms. Ravitz:

In connection with the review by the Staff of the Securities and Exchange Commission of the above referenced company filings, the company acknowledges that:

•     the company is responsible for the adequacy and accuracy of the disclosure in its filings;

•     Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•     the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/S/ Gary Schuman

Gary Schuman, CFO